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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                           COMMISSION FILE NO. 1-8887

                          TRANSCANADA PIPELINES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F                                         Form 40-F   X
                   -----                                             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                               No          X
                   -----                                             -----

A copy of the Registrant's parent company's News Release dated February 24, 2004 announcing the agreement between National Energy & Gas Transmission, Inc. and TransCanada Corporation and certain subsidiaries of TransCanada PipeLines Limited (collectively "TransCanada") under which TransCanada will acquire Gas Transmission Northwest Corporation, subject to U.S. Bankruptcy Court approval and anti-trust review is furnished herewith as Exhibit 1.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   TRANSCANADA PIPELINES LIMITED


                                   By: /s/ Rhondda E.S. Grant
                                      -----------------------------------------
                                       Rhondda E.S. Grant
                                       Vice-President and Corporate Secretary


March 5, 2004
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                                  EXHIBIT INDEX

1. News Release of the Registrant's parent company dated February 24, 2004 entitled "National Energy & Gas Transmission and TransCanada Announce Sale Agreement for Gas Transmission Northwest Corporation."